Exhibit 21.1

Significant Subsidiaries of BioMarin Pharmaceutical Inc. as of December 31, 2006

Name	Jurisdiction of Incorporation
Glyko Biomedical Ltd.	British Columbia, Canada
BioMarin Holdings (Nova Scotia) Company	Nova Scotia, Canada
BioMarin Brasil Farmaceutica Ltda.	Brazil
BioMarin Holding Ltd.	Ireland
BioMarin Holding (Lux) S.a.r.l	Luxembourg
BioMarin Europe Ltd.	Ireland
BioMarin/Genzyme LLC	Delaware, U.S.A.